UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on August 3, 2012: Omega Navigation Enterprises Files Chapter 11 Plan of Reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  August 3, 2012

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer

Exhibit 99.1

OMEGA NAVIGATION ENTERPRISES FILES CHAPTER 11 PLAN OF REORGANIZATION

Omega Proposes to Emerge from Chapter 11 in November 2012

ATHENS, Greece, August 3, 2012 — Omega Navigation Enterprises Inc. (OTC US – ONAVQ) announced today that, in connection with its Chapter 11 proceedings in Houston, Texas, Omega has filed a Chapter 11 Disclosure Statement and proposed Plan of Reorganization. As discussed in detail herein, the key components of the Plan include the following:

•

the continuation of Omega's operations in the ordinary course of business on a reorganized basis, including the continued ownership and management of Omega's fleet;

•

a "new value" equity investment of $2,500,000 or $2,600,000 (depending on the circumstances) from an entity affiliated with Omega's Founder and Chief Executive Officer, subject to agreement as to the final terms of such investment and satisfaction of related conditions;

•

the replacement of the current Senior Facilities Agreement with a New Facilities Agreement maturing on October 30, 2017, which would include a new money working capital facility in the maximum amount of $7,500,000 to fund certain Omega Chapter 11 expenses and for working capital purposes going forward;

•

a rights offering entitling Omega's general unsecured creditors to purchase equity of the reorganized Omega on a dollar-for-dollar basis with the new value equity investment, and in which Omega's Junior Lenders can also participate if they accept the Plan;

•

a cash distribution of approximately 10% to Omega's unsecured creditors over time if they accept the Plan (but no distribution if they do not accept the Plan); and

•

the payment in full of all administrative expenses and other priority claims.

Because the Plan does not propose to pay Omega's unsecured creditors in full, Chapter 11 does not permit a distribution to current shareholders. Accordingly, the Plan contemplates that Omega's current shareholders will not receive or retain any shares or other distributions on account of their equity interests and that Omega will emerge from Chapter 11 as a private company no longer subject to public reporting requirements.

The Plan is subject to various conditions, including the acceptance of the Plan by Omega's Senior Lenders. While Omega remains in discussions with its Senior Lenders, there can be no assurance that the Senior Lenders will ultimately agree to accept the Plan. If they have not agreed to accept the Plan by the date of the Bankruptcy Court hearing on approval of the Disclosure Statement (September 4, 2012), Omega has reserved the right to withdraw the Plan and to pursue other options.

Omega believes that the Plan, if accepted by the Senior Lenders and certain other persons and approved by the Bankruptcy Court, will enable Omega to emerge from Chapter 11 in early November 2012 as a financially stronger business that will be positioned to enjoy future growth based on the strength of its existing modern fleet of product tanker vessels.

Additional information and a list of frequently asked questions and answers relating to the reorganization process and procedures, together with copies of the Disclosure Statement and Plan as filed with the Bankruptcy Court, are posted on our website www.omeganavigation.com.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "expect," "believe," "planning," "possibility," "opportunity," "goal," "will," "may," "intend," "anticipates," "working toward" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company's forward-looking statements.

These risks and uncertainties include but are not limited to (i) the ability of the Debtors and the reorganized Debtors to continue as going concerns; (ii) the Debtors' ability to obtain approval of this Disclosure Statement, confirmation of the Plan and to achieve consummation of the Plan; (iii) the effects of the Debtors' Chapter 11 filing on the Debtors and the interests of various creditors, shareholders and other constituents; (iv) Bankruptcy Court rulings in the Chapter 11 case and the outcome of the Chapter 11 case in general; (v) the length of time the Debtors will operate under the Chapter 11 case; (vi) risks associated with third party motions and objections in the Chapter 11 case, which may interfere with the Company's ability to obtain approval of the Disclosure Statement and to confirm and consummate the Plan; (vii) the potential adverse effects of the Chapter 11 case on the Debtors' liquidity or results of operations, (viii) the ability to execute the Debtors' business and restructuring plan; (ix) the Debtors' ability to reach an agreement with the Senior Lenders as to whether they will accept the Plan, which is a necessary condition to the Plan; (x) the Debtors' ability to reach an agreement with One Investments Inc. as to whether it will accept the Plan, which is a necessary condition to the Plan (xi) the ability of Omega's non debtor subsidiary Omnicrom Holdings Ltd and its joint venture subsidiaries to reach agreements with their funded debt holders and other creditors, which is a necessary condition to the Plan; (xii) the ability of Omega's non-debtor subsidiary Omega Investments Ltd and its subsidiaries to reach agreements with their funded debt holders and other creditors, which is a necessary condition to the Plan; (xiii) increased legal costs related to the Chapter 11 case; (xiv) the Debtors' and the reorganized Debtors' ability to maintain contracts that are critical to their operations, to obtain and maintain normal terms with its vendors, landlords and service providers and to retain key employees; (xv) the Debtors' ability to reach an agreement with the new value investor as to whether it will approve the Plan; and (xvi) the ability of the new value investor to make its new value investment after the Plan is confirmed.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com